FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2004


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]  No [X]



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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

         The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. Registrant's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, as amended.

                               Recent Developments

         The following discussion is qualified in its entirety by reference to the text of the documents described, which are attached as exhibits to this report.

         On May 18, 2004, Registrant entered into a securities purchase agreement and related agreements for the sale of securities to existing investors of Registrant identified in the schedule of buyers in the securities purchase agreement. This transaction is subject to the closing conditions set forth in the securities purchase agreement, which includes obtaining shareholder approval. Key features of the transaction are as follows:

         o Existing investors shall purchase 5,131,583 Ordinary Shares at an aggregate purchase price of $3,900,003.08 and per share price of $0.76;

         o Each investor shall receive 50% warrant coverage on its initial purchase of Ordinary Shares computed as follows: each investor shall receive a warrant to purchase one Ordinary Share for every two Ordinary Shares purchased in this transaction. These initial warrants shall have an exercise price of $0.836 per share and shall expire in five years.

         o Each investor shall have a 100% additional investment right, which is the right to purchase up to the same number of Ordinary Shares as the investor initially purchased in this transaction. The additional investment right may be exercised at the price of $0.836 per share at any time during the one year period following the effectiveness of the registration statement covering the resale of the Ordinary Shares sold in this transaction.

         o Each investor shall receive an additional 50% warrant coverage computed as follows: each investor shall receive a warrant to purchase one Ordinary Share for every two Ordinary Shares purchased in this transaction. These additional warrants may not be exercised for a number of shares that is greater than 50% of the shares purchased by an investor pursuant to the investor's additional investment right described above, shall have an exercise price of $0.836 per share and shall expire in five years.

         o Registrant agrees to file a registration statement covering the securities issued or issuable in this transaction within one business day after the closing date.

         o Investors shall have rights of first refusal on future equity issuances of Registrant and antidilution protection with respect to the additional investment rights and warrants as more particularly described in the securities purchase agreement and related agreements.

         o Registrant agrees to reduce the conversion and exercise prices of the notes and warrants issued to the investors in the November 26, 2003 transaction between the investors and Registrant. The conversion price previously set at $1.153 shall be reduced so that the initial notes in the aggregate amount of $3,000,000 shall have a conversion price of $0.83 and the initial warrants issued in that transaction shall have an exercise price of $0.83 per share. The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with that transaction shall be reduced to $0.90. In addition, the exercise period for the additional notes shall be extended for a period 18 months from the effectiveness of the registration statement covering the resale of the Ordinary Shares sold in this transaction.

The transaction is currently expected to close in June 2004.

                      Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.



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                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMTOUCH SOFTWARE LTD.
(Registrant)

Date May 19, 2004

By:    /s/ Devyani Patel
     ----------------------------------
     Devyani Patel
     Vice President, Finance



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                                  Exhibit Index



Exhibit Number     Description of Exhibit
--------------     ----------------------

     99.1 Securities Purchase Agreement, dated as of May 18, 2004, by and among Commtouch Software Ltd. and the investors listed on the Schedule of Buyers attached thereto

     99.2 Registration Rights Agreement, dated as of May 18, 2004, by and among Commtouch Software Ltd. and the investors listed on the Schedule of Buyers attached thereto

     99.3 Form of Warrant to be issued to Buyers under the Securities Purchase Agreement dated as of May 18, 2004

     99.4 Form of Additional Investment Right To Purchase Ordinary Shares to be issued to Buyers under the Securities Purchase Agreement dated as of May 18, 2004

     99.5 Form of Additional Warrant to be issued to Buyers under the Securities Purchase Agreement dated as of May 18, 2004